# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Azora Therapeutics, Inc., CIK 0001866534
CUSIP: 054800107
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 4267 VALLEY MEADOW ROAD, ENCINO, California (CA), 91436
Date of event which requires filing of this statement: 11/02/2026
Filed pursuant to Rule 13d-1(b), Rule 13d-1(c)
Filed by CIK 0002068530

## Reporting persons
- Coastlands Capital LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 655,975; sole dispositive power 0; shared dispositive power 655,975; aggregate amount beneficially owned 655,975 (4.99% of the class)
  Comment: Consists of shares of Common Stock, including shares of Common Stock issuable upon the exercise of pre-funded warrants, held directly by Coastlands Capital Partners LP. The calculation of the beneficial ownership of the Reporting Persons is based on 12,878,129 shares of Common Stock outstanding as of November 2, 2026, as provided by the Issuer to the Reporting Persons, plus the shares of Common Stock issuable upon the exercise of pre-funded warrants held by the Reporting Persons, subject to the beneficial ownership limitation of 4.99%. Excludes shares of Common Stock issuable upon the exercise of pre-funded warrants held by the Reporting Persons in excess of such beneficial ownership limitation.
  
  This Amendment No. 2 to Schedule 13G constitutes an exit filing for the Reporting Persons, as the Reporting Persons no longer beneficially own more than 5 percent of any class of securities of the Issuer.
- Coastlands Capital Partners LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 655,975; sole dispositive power 0; shared dispositive power 655,975; aggregate amount beneficially owned 655,975 (4.99% of the class)
  Comment: Consists of shares of Common Stock, including shares of Common Stock issuable upon the exercise of pre-funded warrants, held directly by Coastlands Capital Partners LP. The calculation of the beneficial ownership of the Reporting Persons is based on 12,878,129 shares of Common Stock outstanding as of November 2, 2026, as provided by the Issuer to the Reporting Persons, plus the shares of Common Stock issuable upon the exercise of pre-funded warrants held by the Reporting Persons, subject to the beneficial ownership limitation of 4.99%. Excludes shares of Common Stock issuable upon the exercise of pre-funded warrants held by the Reporting Persons in excess of such beneficial ownership limitation.
  
  This Amendment No. 2 to Schedule 13G constitutes an exit filing for the Reporting Persons, as the Reporting Persons no longer beneficially own more than 5 percent of any class of securities of the Issuer.
- Coastlands Capital GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 655,975; sole dispositive power 0; shared dispositive power 655,975; aggregate amount beneficially owned 655,975 (4.99% of the class)
  Comment: Consists of shares of Common Stock, including shares of Common Stock issuable upon the exercise of pre-funded warrants, held directly by Coastlands Capital Partners LP. The calculation of the beneficial ownership of the Reporting Persons is based on 12,878,129 shares of Common Stock outstanding as of November 2, 2026, as provided by the Issuer to the Reporting Persons, plus the shares of Common Stock issuable upon the exercise of pre-funded warrants held by the Reporting Persons, subject to the beneficial ownership limitation of 4.99%. Excludes shares of Common Stock issuable upon the exercise of pre-funded warrants held by the Reporting Persons in excess of such beneficial ownership limitation.
  
  This Amendment No. 2 to Schedule 13G constitutes an exit filing for the Reporting Persons, as the Reporting Persons no longer beneficially own more than 5 percent of any class of securities of the Issuer.
- Coastlands Capital LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 655,975; sole dispositive power 0; shared dispositive power 655,975; aggregate amount beneficially owned 655,975 (4.99% of the class)
  Comment: Consists of shares of Common Stock, including shares of Common Stock issuable upon the exercise of pre-funded warrants, held directly by Coastlands Capital Partners LP. The calculation of the beneficial ownership of the Reporting Persons is based on 12,878,129 shares of Common Stock outstanding as of November 2, 2026, as provided by the Issuer to the Reporting Persons, plus the shares of Common Stock issuable upon the exercise of pre-funded warrants held by the Reporting Persons, subject to the beneficial ownership limitation of 4.99%. Excludes shares of Common Stock issuable upon the exercise of pre-funded warrants held by the Reporting Persons in excess of such beneficial ownership limitation.
  
  This Amendment No. 2 to Schedule 13G constitutes an exit filing for the Reporting Persons, as the Reporting Persons no longer beneficially own more than 5 percent of any class of securities of the Issuer.
- Matthew D. Perry: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 655,975; sole dispositive power 0; shared dispositive power 655,975; aggregate amount beneficially owned 655,975 (4.99% of the class)
  Comment: Consists of shares of Common Stock, including shares of Common Stock issuable upon the exercise of pre-funded warrants, held directly by Coastlands Capital Partners LP. The calculation of the beneficial ownership of the Reporting Persons is based on 12,878,129 shares of Common Stock outstanding as of November 2, 2026, as provided by the Issuer to the Reporting Persons, plus the shares of Common Stock issuable upon the exercise of pre-funded warrants held by the Reporting Persons, subject to the beneficial ownership limitation of 4.99%. Excludes shares of Common Stock issuable upon the exercise of pre-funded warrants held by the Reporting Persons in excess of such beneficial ownership limitation.
  
  This Amendment No. 2 to Schedule 13G constitutes an exit filing for the Reporting Persons, as the Reporting Persons no longer beneficially own more than 5 percent of any class of securities of the Issuer.

## Item 1. Issuer
Name of issuer: Azora Therapeutics, Inc.
Address of issuer's principal executive offices: 4870 Sadler Road, Suite 300 Glen Allen, VA 23060

## Item 2. Person Filing
Name of person filing:
Coastlands Capital LP, a Delaware limited partnership ("Coastlands")
Coastlands Capital Partners LP, a Delaware limited partnership (the "Partnership")
Coastlands Capital GP LLC, a Delaware limited liability company (the "General Partner")
Coastlands Capital LLC, a Delaware limited liability company ("Coastlands GP")
Matthew D. Perry

Coastlands and the General Partner are the investment adviser and general partner, respectively, of the Partnership. Coastlands GP is the general partner of Coastlands. Mr. Perry is the control person of Coastlands, the Partnership, Coastlands GP and the General Partner. The reporting persons are filing this Schedule 13G jointly, but not as members of a group, and each disclaims membership in a group. Each reporting person also disclaims beneficial ownership of Common Stock except to the extent of that person's pecuniary interest therein. In addition, the filing of this Schedule 13G on behalf of the Partnership should not be construed as an admission that it is, and it disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any Common Stock covered by this Schedule 13G.
Address of principal business office or, if none, residence: 601 California Street, Suite 1210, San Francisco, CA 94108
Citizenship: See Item 4 of the cover sheet for each reporting person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Coastlands: 655,975
Partnership: 655,975
General Partner: 655,975
Coastlands GP: 655,975
Matthew D. Perry: 655,975
Percent of class:
Coastlands: 4.99%
Partnership: 4.99%
General Partner: 4.99%
Coastlands GP: 4.99%
Matthew D. Perry: 4.99%
Sole power to vote or to direct the vote:
Coastlands: 0
Partnership: 0
General Partner: 0
Coastlands GP: 0
Matthew D. Perry: 0
Shared power to vote or to direct the vote:
Coastlands: 655,975
Partnership: 655,975
General Partner: 655,975
Coastlands GP: 655,975
Matthew D. Perry: 655,975
Sole power to dispose or to direct the disposition:
Coastlands: 0
Partnership: 0
General Partner: 0
Coastlands GP: 0
Matthew D. Perry: 0
Shared power to dispose or to direct the disposition:
Coastlands: 655,975
Partnership: 655,975
General Partner: 655,975
Coastlands GP: 655,975
Matthew D. Perry: 655,975

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 - Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G (incorporated by reference to the Schedule 13G filed on June 24, 2026).

## Signatures
- Coastlands Capital LP: /s/ Mark Shamia, Chief Operating Officer of the General Partner, Coastlands Capital LLC (11/02/2026)
- Coastlands Capital Partners LP: /s/ Mark Shamia, Chief Operating Officer of the General Partner, Coastlands Capital GP LLC (11/02/2026)
- Coastlands Capital GP LLC: /s/ Mark Shamia, Chief Operating Officer (11/02/2026)
- Coastlands Capital LLC: /s/ Mark Shamia, Chief Operating Officer (11/02/2026)
- Matthew D. Perry: /s/ Matthew D. Perry, Reporting Person (11/02/2026)